EXHIBIT 99.1

TRX Gold Releases Positive Metallurgical Drill Hole Assay Results

Including: 106 m @ 4.19 g/t, 28 m @ 10.68 g/t, 123 m @ 2.69 g/t and 121 m @ 2.96 g/t Au

TORONTO, Dec. 12, 2022 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TNX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce positive assay results from its 19-hole metallurgical variability sampling program on the Buckreef Gold Main Zone.

The results are positive and significant for the Company as they continue to demonstrate: (i) continuity of mineralization down dip and along strike of the deposit; and (ii) excellent width and grade of mineralization.

As part of the upcoming metallurgical variability study, using core from this program, the Company will assess the amenability of the sulphide material to be processed through the existing processing plant, using its relatively simple flowsheet. In turn, this may have positive implications for potential plant expansions.

Highlights include:

  Hole BMMT015 intersected 28.0 m grading @ 10.68 g/t Au from 0 m;
  Hole BMMT020 intersected 123.0 m grading @ 2.69 g/t Au from 3 m;
  Hole BMMT009 intersected 121.0 m grading @ 2.96 g/t Au from 3 m;
  Hole BMMT022 intersected 106.0 m grading @ 4.19 g/t Au from 85 m, 77 m grading @ 3.09 g/t from 241 m; and
  Hole BMMT021 intersected 90.0 m grading @ 1.56 g/t Au from 139 m.

Notes: Sample Protocol QA/QC – see footnote below. Sampled widths are not true widths. Of 19 holes drilled, 18 are reported, with the remaining hole unreported due to an incomplete intersection of the Main Zone.

“The continuity of gold mineralization in the Main Zone is clearly demonstrated by these metallurgical drill hole results - there is a great mine here!” noted Stephen Mullowney, Chief Executive Officer of TRX Gold. “We have demonstrated over the past year our ability to mine and build an ore processing plant that is operating at 1,000+ tpd with 90% gold recoveries. Our next phase will focus on a simple gold recovery circuit for the broader project―the 2.0 million plus ounce Measured and Indicated Mineral Resource, and 0.6 million ounce Inferred Mineral Resource. These assay results provide Buckreef with excellent samples for broader deposit metallurgical testing as continuity is critical for a successful gold mining business. If the metallurgical variability study confirms that we can utilize the current straightforward flowsheet and existing processing plants for further expansions, we would really be off to the races!”

Detailed results are shown in Table 1 and locations are shown in Figure 1.

Table 1: Metallurgy Drill Hole Sample Results Summary

Notes: Sample Protocol QA/QC – see footnote below. Sampled widths are not true widths. Of 19 holes drilled, 18 are reported, with the remaining hole unreported due to an incomplete intersection of the Main Zone.

https://www.globenewswire.com/NewsRoom/AttachmentNg/02597369-4a36-4a14-ac2d-49f1cbccf4c4

Figure 1: Map Showing Location of Metallurgical Drill Holes and Their Result Highlights

https://www.globenewswire.com/NewsRoom/AttachmentNg/2d104833-e6bc-4ff9-a303-06294b014280

Metallurgical Variability Program Background

TRX Gold will also be evaluating the existing processing plant flowsheet of: (i) crushing; (ii) grinding; (iii) and carbon-in-leach, with primary grinding of P80 = ~75 µm. The operations have achieved gold recovery rates of ~90% since production began in October 2021, with over 100,000 tonnes being processed. SGS Canada Inc. (“SGS”), as part of the initial metallurgical test work at their Lakefield, Ontario facility, achieved a comparable recovery rate for a similar flowsheet as current operations as described below.

During the year, the Company working with Ausenco, revised and elaborated the request for proposal process (for the metallurgical variability study), including studies for dry stack tailing parameters. The Company has identified a number of global laboratories to complete this work, which will encompass the first 5-7 years of production from a larger mine and processing operations at Buckreef Gold. This study will build on the prior work of SGS on deeper parts of the mineral resource and data gathered during processing of the oxide, transitional mineral reserve.

The 18 metallurgical holes reported (of 19 drilled) from Buckreef Gold are designed to intersect gold mineralization between current oxide ore mining and the deeper preliminary metallurgical drill holes in the sulphide deposit reported in 2021 (see Press Release dated June 9, 2021).

SGS was previously retained to complete initial metallurgical test work at their Lakefield, Ontario facility on the sulphide component of the mineral resource. This work was completed in 2021. As part of the initial 2021 study, three diamond core samples taken from the fresh rock (‘sulphide’ mineral resource) of the Buckreef Gold deposit were submitted to SGS Lakefield for the study. In addition to the straightforward flowsheet reported in the June 9, 2021 Press Release, SGS also evaluated a flowsheet which is similar to Buckreef Gold’s flowsheet in current operations. The additional flowsheet SGS evaluated consisted of: (i) gravity separation and (ii) cyanide leaching.

Maximum gravity + cyanidation leach gold recoveries for MC-1, MC-2, and MC-3 were ~88%, ~89%, and ~79%, respectively, at P80’s in the ~75-80 µm range. This is similar to the grind size and recovery rates achieved in current operations over the past year. Composites MC-1 and MC-2 demonstrated a very similar metallurgical response despite the extreme grade differences between the samples. As disclosed in the June 21, 2021 Press Release, further opportunities to improve gold extraction from MC-3 have been identified through diagnostic leach testing.

In the initial metallurgical test work, gravity separation at a grind size between ~144-152 µm represented a low proportion of overall gold recovery, representing 4.2%, 4.2% and 4.4% for MC-1, MC-2, and MC-3 respectively. It is the Company’s view that given the low recovery of gravity separation, it would not make sense to add this (a gravity circuit) to a flowsheet as the majority of the gold recovered in the gravity separation process would be recovered in the cyanide leaching process.

As reported in the June 21, 2021 Press Release, recovery rates of 94.1%, 95.4% and 85.3% were achieved for MC-1, MC-2, and MC-3 respectively, from the straightforward flowsheet as follows: (i) primary grinding to P80 = ~100-150 µm; (ii) rougher flotation; (iii) regrind of the rougher concentrate to ~15-20 µm (P80); (iv) cyanide leaching of the reground flotation concentrate and (v) cyanide leaching of the flotation tailing.

It is important to note other highlights from the initial metallurgical test work include: (i) no refractory association of gold with arsenic sulphide was detected; (ii) the samples tested did not exhibit any preg-robbing or other refractory characteristics; and (iii) clean tailings with a high probability of mine tailings not being acid generating, thus confirming the potential approach for dry stack tailings in the future.

Qualified Person

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, Chief Operating Officer of TRX Gold, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

Sample Protocol QA/QC

The sample chain of custody is managed by the Buckreef geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis are performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The metallurgical drill hole intersections reported here are down-hole length and may not represent true width. The drilling objective was to intersect the orebody in oblique/acute angles to maximize samples weights for metallurgical test work, and to test the down-dip continuity of gold mineralization. The true width is estimated at approximately 30% of drilled length.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold and an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

Investors

Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking Statements
This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, gold recovery rates, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the Securities and Exchange Commission (“SEC”) and Canadian Securities Administrators. You can review and obtain copies of these filings from the SEC's website at www.sec.gov and the Company’s profile on www.sedar.com.

Investors are advised that the terms mineral resource and mineral reserve estimates disclosed in this press release have been calculated pursuant to Canadian standards which may differ from SEC reporting standards.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

The TSX and NYSE America have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.